October 6, 2006

Richard Foote, Chief Executive Officer
Highbury Financial Inc.
999 Eighteenth Street, Ste. 3000
Denver, CO 80202

      Re: **Highbury Financial Inc.**
                Amendment No. 2 to Proxy Statement on
                Schedule 14A
                Filed September 5, 2006
                File No. 000-50781

Dear Mr. Foote,

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

    1.   We note your response to prior comment 74 from our letter dated August 25, 2006 that you have entered into a "clarification agreement" to clarify the original intent of the warrant agreement. It is not clear how this subsequent agreement would apply to securities that are already issued and trading based on a previous agreement that was ambiguous on the potential remedies if the an effective registration statement was not available. Please revise or provide us with an analysis of how the drafter of an agreement could subsequently clarify terms that were previously ambiguous which negatively affect public investors who purchased before such clarification. We may have further comment.

2.   We note you response to prior comment six from our letter dated August, 25, 2006 that the officers and directors did not quantify the value of the target business for shareholders. In the appropriate section, please revise to clarify how this is consistent with the disclosure in your IPO prospectus which stated that your management would determine the fair market value of any company to be acquired.

3.   Please update disclosure throughout as of the most recent date. For example, update the per share conversion price, market price, etc.

Summary of the Material Terms of the Acquisition, page 1

4.   We partially reissue prior comment five from our letter dated August 25, 2006. We note that the assets under management were reduced from $6 billion on March 31, 2006 to $5.6 billion on June 30, 2006. Please provide clear disclosure in the summary and throughout the proxy statement, as necessary, of the reason(s) for the decrease in the assets under management and any associated risks. If available, state the current assets under management as of a more recent date.

Questions and Answers, page 2

5.   We note your response to prior comment eight from our letter dated August 25, 2006. We are not able to locate the responses you indicate are on pages 15 and 126 discussing Highbury's business after approval of this transaction. Please advise.

Summary of the Proxy Statement, page 14

6.   We partially reissue prior comment 15 from our letter dated August 25, 2006. Explain the contingent adjustment payment to provide a measure of protection to Highbury in the event revenues materially decline after the acquisition. Also, please explain the statement that "Highbury agreed to make an additional payment to the Sellers in the event of a material increase in revenues of the acquired business over the same time period. It appears that the target revenues are actually less than the revenues for the 2005 and 2004 revenues and therefore are benefiting the sellers even if revenues continue to materially decrease. Please revise the disclosure accordingly. In the appropriate section, please revise to elaborate and address this scenario and explain how this arrangement is in the best interest of shareholders. In your revision, also address the fact that in 2004 and 2005 when the company had approximately $47 million in revenues, the combined net revenue was not enough to pay the additional $3.8 million in consideration. Lastly, please explain the reference to "any other funds advised by Aston and sub-advised by

the Sellers." Clarify whether this would include other acquisitions by the
company, even if not acquired from the Sellers.

Fairness Opinion, page 19

7. We note your response to prior comment 16 of our letter dated August 25,
    2006. It is not clear what the purpose of the fairness opinion is for based on
    your response. Your board did not rely upon it in making its decision, yet you
    obtained the opinion in "preparation" of the proxy. It appears you are
    including it because your board did not quantify a value for the target.
    However, you disclose that investors are not allowed to rely upon the opinion.
    We continue to note the statement that the opinion is addressed solely for the
    board of Highbury and that it has no legal responsibilities with respect to any
    other person or entity. This limitation appears to be inappropriate, as the
    fairness opinion has been provided as an annex to a publicly filed document
    that contains an express consent regarding its use in connection with the proxy
    statement. We direct your attention to the last paragraph of the fairness
    opinion which expressly consents to the inclusion of the fairness opinion with
    the proxy statement. Therefore, this limitation appears to preclude Capitalink
    from preventing shareholders from relying upon the fairness opinion in
    connection with the proxy statement. Please revise disclosure throughout the
    prospectus to clarify that investors can rely upon the fairness opinion.

Interests of Highbury Directors and Officers and Other Proxy Participants in the
Acquisition, page 22

8. Revise the disclosure on page 23 to name the vendor that has agreed to cap its
    fees and expenses, state these caps, and discuss whether there are other fees
    and expenses that could possibly result in claims for indemnification.

9. We are not able to locate your response to prior comment 19 of our letter
    dated August 25, 2006 on page 23 as indicated in your response letter.
    Additionally, we note the reference to management's current equity stakes.
    The disclosure on page 151 that their ownership will appreciate in the event of
    success is not complete because their ownership will appreciate beyond their
    purchase price even if the post merger trading price is half of the current
    market price. Please revise to clarify. Also, please revise to incorporate the
    supplemental response included in your response letter that is not in this
    document.

Unaudited Pro Forma Condensed Combined Financial Statements, page 28

10. Please explain the basis for pro forma adjustment (p), added on the most
    recent amendment. Explain how the amounts are factually supported, directly
    attributable to the transaction, and expected to impact the continuing
    operations. Tell us why it is appropriate to record an adjustment for the

impact of this revenue while the nature, amount and certainty of costs that may be incurred to provide these services is unclear.

11.   We note your revisions to pro forma adjustment 2(c) on pages 40 and 41 in response to prior comment 22, however, such revised disclosures appear to be inconsistent with the risk factors on pages 55 and 56 regarding price competition and possible termination of the contracts. Please advise or revise.

12.   We note your response to prior comment 25 of our letter dated August 25, 2006. Revise the disclosure on page 24 to clarify, if true, that it is a condition to the closing of the transaction that sub-advisory agreements are executed with the payment terms specified in Exhibit I and discussed in pro forma adjustment q on page 43. Also, from the disclosure on page 74, it appears all of the sub-advisers have not agreed to these terms. Please explain why the calculation supporting the pro forma adjustment does not agree to the terms disclosed on page 74. Explain how the differences in terms arose and how this affects your basis for the pro forma adjustment.

13.   It is not clear whether the new investment sub-advisory agreements will cover the same services that are reflected in the historical financial statements. Please provide an analysis supporting the fact that these services are identical and that additional or different costs will not be incurred as a result of differences in the agreements. If the services are identical, please explain the economic reasons the sub-advisers are willing to perform the services for approximately 40% less following the acquisition.

14.   The last paragraph in footnote (q) states it is not practical to provide a detailed comparison of the new sub-advisory agreements with the agreements in place historically. Please clarify how you determined the pro forma adjustment is appropriate and factually supportable if detailed comparison of the old and new agreements is not practical.

Risk Factors, page 49

15.   We reissue prior comment 26 from our letter dated August 25, 2006. We note the statement in risk factor four that liability will likely extend to shareholders beyond three years from the dissolution. Since you do not intend to comply with the provisions of the DGCL to limit liability, it would appear such liability would extend beyond three years. Please revise the disclosure accordingly.

16.   Clarify in risk factor eight what you mean by "at a time that is disadvantageous to our warrant holders." Please expand the risk factor "We may choose to redeem our outstanding warrants…" on page 53 to specifically address the fact the company could redeem the warrants while a prospectus is not current and the warrants are not exercisable.

17.   In risk factor 13, we note that if the advisory fees your receive decrease in a market or general economic downturn your revenues and net income "may" decrease. Please revise to clarify a circumstance where a decrease in fees would not result in a decrease in revenues.

Ownership of Common Stock, page 70

18.   We reissue prior comment 31 from our letter dated August 25, 2006. For all entities that are not natural persons, please revise to disclose the natural person(s) that would be deemed the control person(s) of those shares. We note no disclosure for Wellington Management Company and Sapling LLC/Fir Tree Recovery Master Fund LP.

The Acquisition Proposal, page 72

19.   We note your response to prior comment 33 of our letter dated August 25, 2006 and the additional disclosure on page 72 of the funds where the sellers have not agreed to not terminate the agreements to act as sub-advisors. Please revise to clarify if this presents a material risk to the company. If it does, please revise to discuss such risk.

20.   Please revise to elaborate on the Administrative, Compliance and Marketing Services Agreement that Aston and AAAMHI have entered into. In the appropriate section, discuss all the material terms of the agreement.

21.   We note your response to prior comment 38 of our letter dated August 25, 2006. You respond that you had specific criteria in your IPO prospectus. The criteria on pages 36 and 37 of the prospectus do not appear specific. You state that "financial condition" is a criteria even though all companies have a financial condition. You did not disclose anything specific about the financial condition of companies that would lead to their consideration. You also disclosed that "capital requirements" and its "position to operate the business and support future growth" but there is nothing specific there that could be used to narrow a list of potential candidates. Also, you disclosed that "stage of development" was a criteria, yet you did not disclose what stage you were looking for. Please revise to clarify the criteria you used to create your list shortly after the consummation of your offering.

22.   In light of the affiliations between Berkshire Capital and the officers and directors of Highbury, please explain in greater detail your statement that "promptly following the consummation of Highbury's IPO, Highbury consulted Berkshire Capital." This appears to be Highbury consulting with itself. We may have further comment.

23.   On page 84, we note the reference to "attractive price and terms." Please revise to clarify if the disclosure implies that the price is attractive and explain how it is attractive. Considering management did not determine a value for the company, it is not clear how they determined the price being paid was attractive.

Highbury's Board of Directors' Reason for Approval of the Acquisition, page 82

24.   We note your response to prior comment 54 from our letter dated August 25, 2006 concerning the satisfaction of the 80% requirement laid out in your IPO prospectus. Please direct us to the disclosure in your prospectus that states that if you were to just acquire control of a business that you could base the acquisition on the full value instead of the actual interest you acquire. We are unable to locate such disclosure. Also, clearly disclose here or where appropriate that based on your reasoning you would be able to recognize the full value of a company worth 80% of your trust proceeds even if you only own 51% of it. We may have further comment.

25.   In light of the above comment, provide clear disclosure that you determined the valuation and that the 80% test was met based upon 100% of the company's value when Highbury will only own 65% of the company. Clarify that a reasonable investor could determine that this valuation is not consistent with the disclosure in the Form S-1 in the initial public offering and discuss the resultant risks to the company. Add a risk factor.

26.   We note the disclosure on page 85 that the acquired business is worth more than what Aston is paying for it. Please revise to clearly disclose why the sellers are selling the business to you at a discount and how it was determined to have a fair market value greater than its purchase price.

27.   We reissue prior comment 50 from our letter dated August 25, 2006. We continue to note the statement that "the pre-transaction fee sharing arrangements between the acquired business and the investment advisors are less favorable to the acquired business than the agreements to be put in place at the close of the transaction." Provide a detailed comparison and discuss the differences and how the new agreements are more favorable in this section.

Management Analyses, page 87

28.   We note the disclosure throughout this section that management did not review any specific acquisitions or companies in conducting its transaction and public company analyses. It appears then that management did not review other actual comparable companies or comparable transactions in performing an analysis that did not yield an actual value for the acquired business. Please revise to discuss how management believed not performing such actions was in the best interest of shareholders and how management was

able to make a determination as to the fairness of the transaction without such detailed analysis. Additionally, please revise to include a risk factor to clarify that management did not perform any of the noted actions.

29.   We note that management did not review any specific acquisitions or companies because through their experience, mutual fund investment managers are generally priced more than 10 times their annual income before taxes. Please revise to clarify if the disclosure means that it is appropriate to use the 10 times figure when evaluating the fair market value **for** all mutual fund investment advisors regardless of performance, investment principal, and the human capital involved. Clarify whether 10 times annual income is an industry standard and provide the basis for this determination, as requested in prior comment 57 from our letter dated August 25, 2006.

30.   We note that management based their analyses on the assumption that Highbury will receive 18.2% of Aston's revenues which would yield between $7.6 and $5.1 million if there was between $6 and $4 billion under management. It is not clear how basing their analysis on such figures is reasonable considering costs would have to be covered before any distributions could be made to Highbury. Based on the performance of the target business in the last three fiscal years, it is not clear if there would have been enough money left over after covering cost to satisfy the 18.2% distribution provision. Please revise the discussion of the analysis to reconcile the assumptions with the actual financial history of the business to be acquired.

31.   Additionally, based on the target business' recent history, five times the annual income before taxes does not approach the purchase price. Please revise to clarify that here.

32.   We note the reference to Capitalink's opinion in the last bullet point on page 87. Considering this section is intended to discuss management's reasons and analysis, it is not clear how the reference to Capitalink's opinion is appropriate. Please remove or advise why such disclosure is included.

Fairness Opinion, page 91

33.   We continue to note the statement on page 97 that "Capitalink's opinion is addressed solely to our board for its use in connection with its review and evaluation of the acquisition." This does not appear correct in light of the fact that the fairness opinion was provided after the board had reviewed and evaluated the acquisition and entered into the asset purchase agreement. Please revise the disclosure accordingly.

34.   We note your response to prior comment 63 of our letter dated August 25, 2006. We note the disclosure on the top of page 100 discussing the

limitations. Please revise to clarify if you considered the listed companies comparable. Provide a discussion as to how these companies were determined to be comparables in light of the significant differences.

35. We previously requested disclosure of the revenues and profits for the comparable companies in any analysis that uses data of public companies. Please revise to disclose the "comparable" companies' profits. After doing so, disclose the target business' revenues and profits.

Aston Limited Liability Company Agreement, page 104

36. Please revise to clarify if the LLC agreement may be modified. If so, please revise to discuss the procedure to effect any modification and whether the shareholders of Highbury would have any vote on such modifications.

Plan of Dissolution and Distribution of Assets if No Business Combination, page 119

37. We note from the disclosure on page 120 and in your plan of operations section that if you were not able to consummate this transaction, you may not have sufficient funds to pursue another transaction. If you decided to pursue another transaction, it would appear you would incur a sufficient amount of debt or other liabilities. Please revise to clarify if the company would be required to bring a claim against the officers if they assert that they are not able to satisfy their obligations. Finally, please revise to clarify if the officers would be jointly and severally liable for the noted claims.

38. Please revise to clarify if all vendors have executed waivers.

39. We note the statement that you expect the indemnification by Messrs. Cameron and Foote would cover costs of dissolution and liquidation to the extent they relate to vendor claims. Clarify whether the expenses typically associated with this process would be vendor claims. If there are any claims associated with dissolution and liquidation that would not be considered vendor claims, clearly state.

Plan of Operations, page 121

40. We note the disclosure that "Highbury expects to incur operating expenses related to its business plan to expand its activities as an investment management holding company by providing permanent capital solutions to owners and managers of investment management firms that will become controlled affiliates of Highbury." Investors are not only voting on the acquisition but whether they want to remain as an investor of Highbury. As such, please revise to elaborate on Highbury's business plan following the acquisition.

41.   We note the revised disclosure concerning the credit facility. Please revise to clarify if the credit line is secured and if so, identify the asset used to secure it.

Acquired Business, page 125

42.   Clarify on page 125 the "certain limited exceptions" to the non-compete provisions.

43.   Clarify on page 128 the cash at closing assuming maximum conversion.

44.   We note your response to prior comment 71 from our letter dated August 25, 2006 and the additional disclosure on page 128. Please revise to clarify if the reference to acquisitions will be those of Aston's or Highbury's. If they refer to acquisitions of Aston's, please revise to clarify how the cash and debt of Highbury would be used to fund such acquisitions when you will just own 65% of Aston. Clarify if the other members of Aston are required to contribute for such acquisitions. If not, will the revenue allocation be adjusted if Highbury funds 100% of any acquisition?

Management's Discussion and Analysis, page 136

45.   We note your response to prior comment 14. Please explain how you determined the $3.8 million estimate of the aggregate annual distribution of owners' allocation to the Aston management members and discuss the underlying assumptions. Explain how you estimated the $5.7 million value of the units held by the Aston management members. Explain the methods you used to determine the discounts for lack of control, lack of marketability and other features. As a result of this transaction, the management members own 35% of the membership interests of Aston. Since the structure of the LLC and the method of acquisition will have a material impact on the operations of the target as it pertains to the equity holders of Highbury, it appears this discussion should be provided in MD&A, along with discussion of other elements of the acquisition that will impact future operations. Also, it appears the related compensation expense meets the definition of a critical accounting estimate, as discussed in SEC Release 33-8350. Please revise.

Note 3 – Initial Public Offering, page F-38

46.   We note your response to prior comment 74 and your discussion of the warrant clarification agreement. The guidance in paragraphs 14 – 18 of EITF 00-19 should be analyzed with respect to the terms in the original warrant agreement. Since the original warrant agreement did not specify any circumstances under which net-cash settlement would be permitted or required and did not specify how the contract would be settled in the event the company is unable to deliver registered shares, paragraph 17 of EITF 00-19 requires the assumption of net-cash settlement. Please revise your financial

statements accordingly and provide appropriate disclosure in MD&A to address the accounting treatment of the warrants, including the potential impact for volatility in your income statement given the requirement to mark the warrants to fair value each period. If you continue to believe equity classification is appropriate, please explain how you have considered the application of the guidance in EITF 00-19 to the terms of the warrant agreement.

47.   We note your response to prior comment 76. Please tell us how you have considered the guidance in EITF 00-19, discussed above, as it applies to the provisions of the original unit purchase option agreement. Tell us whether you intend to restate your financial statements to classify the purchase option as a liability and to subsequently adjust it to fair value for all periods from the initial public offering date through June 30, 2006. If not, please explain why you believe equity classification is appropriate based on the original terms of the agreement. Revise to provide disclosure in MD&A describing your accounting, including the potential impact for volatility in your income statement.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Any questions regarding the financial statements may be directed to Maureen Bauer at (202) 551-3237. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386.

Sincerely,

John Reynolds
Assistant Director

Cc: Christina Edling Melendi
        Fax # (212) 702-3624